Exhibit 99.1

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share and per share data)

	December 31, 2020	June 30, 2021
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$17,731	$20,311
Short-term investments	1,732	-
Accounts receivable, net	81,110	115,751
Prepayment and other current assets	2,544	25,384
Total current assets	103,117	161,446
Property and equipment, net	251	269
Intangible assets, net	15,632	14,840
Deferred tax assets	760	743
Unamortized produced content, net	1,300	1,459
Right-of-use assets	1,689	1,426
Prepayment and other current assets, net	20,647	25,134
Total non-current assets	40,279	43,871
TOTAL ASSETS	$143,396	$205,317

Liabilities and Equity
Current liabilities:
Short-term bank loans	$5,160	$5,090
Accounts payable	7,887	36,746
Advances from customers	609	256
Accrued liabilities and other payables	11,291	12,393
Other taxes payable	7,894	9,723
Operating lease liabilities -current	385	349
Due to related parties	730	-
Convertible promissory note - related party	1,400	-
Total current liabilities	35,356	64,557
Long-term bank loan	1,374	1,394
Operating lease liabilities - non-current	1,386	1,116
Warrant liability	833	678
Total non-current liabilities	3,593	3,188
TOTAL LIABILITIES	$38,949	$67,745

Commitments and contingences

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2020 and June 30, 2021; 57,886,352 and 67,550,974 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	$6	$7
Additional paid-in capital	9,159	24,132
Statutory reserve	648	1,034
Retained earnings	89,271	105,788
Accumulated other comprehensive gain	4,892	6,191
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	103,976	137,152
Non-controlling interest	471	420
TOTAL EQUITY	104,447	137,572

TOTAL LIABILITIES AND EQUITY	$143,396	$205,317

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share and per share data)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2021
Revenues	$29,408	$71,896

Operating expenses:
Cost of revenues	(10,383)	(13,193)
Selling and marketing	(2,153)	(39,836)
General and administrative	(5,070)	(2,315)
Research and development	(336)	(339)
Total operating expenses	(17,942)	(55,683)

Income from operations	11,466	16,213

Other (expenses) income:
Interest expense, net	(169)	(240)
Change in fair value of warrant liability	18,213	155
Other income, net	123	820
Total other income	18,167	735

Income before income tax	29,633	16,948
Income tax benefit (expense)	464	(25)
Net income	30,097	16,923
Less: net (loss) income attributable to non-controlling interests	(94)	20
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$30,191	$16,903

Other comprehensive income (loss)
Unrealized foreign currency translation (loss) gain	(979)	1,228
Comprehensive income	29,118	18,151
Less: comprehensive loss attributable to non-controlling interests	(102)	(51)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$29,220	$18,202

Earnings per ordinary share
Basic	$0.60	$0.27

Weighted average shares used in calculating earnings per ordinary share
Basic	50,127,122	62,774,488

Earnings per ordinary share
Dilutive	$0.59	$0.27

Weighted average shares used in calculating earnings per ordinary share
Dilutive	51,452,122	62,774,488

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

 (Unaudited)

	Preferred shares		Ordinary shares		Additional paid-in	Retain	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	earnings	reserve	loss	equity	interests	Equity
Balance as of December 31, 2019	-	-	41,204,025	$4	$13,375	$49,547	$431	$(1,576)	$61,781	$475	$62,256
Reverse recapitalization	-	-	6,059,511	1	(13,375)	(9,049)	-	-	(22,423)	-	(22,423)
Shares-based compensation granted to nonemployees	-	-	1,357,500	-	1,779	-	-	-	1,779	-	1,779
Issuance of shares for the conversion of rights	-	-	2,504,330	-	-	-	-	-	-	-	-
Shares on earn out	-		5,000,000	1	(1)	-	-	-	-	-	-
Shares-based compensation granted to employees	-		1,567,000	-	5,381	-	-	-	5,381	-	5,381
Issuance of shares through private placement	-	-	193,986	-	2,000	-	-	-	2,000	-	2,000
Appropriation to statutory reserve	-		-	-	-	(217)	217	-	-	-	-
Net income	-	-	-	-	-	48,990	-	-	48,990	(31)	48,959
Foreign currency translation adjustment	-	-	-	-	-	-	-	6,468	6,468	27	6,495
Balance as of December 31, 2020	-	-	57,886,352	$6	$9,159	$89,271	$648	$4,892	$103,976	$471	$104,447
Issuance of shares for the conversion of rights	-	-	280,000	-	1,400	-	-	-	1,400	-	1,400
Shares on earn out	-		5,000,000	1	500	-	-	-	501	-	501
Shares-based compensation granted to employees	-		2,000	-	189	-	-	-	189	-	189
Issuance of shares through private placement	-	-	4,382,622	-	12,884	-	-	-	12,884	-	12,884
Appropriation to statutory reserve	-		-	-	-	(386)	386	-	-	-	-
Net income	-	-	-	-	-	16,903	-		16,903	20	16,923
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,299	1,299	(71)	1,228
Balance as of June 30, 2021	-	-	67,550,974	7	24,132	105,788	1,034	6,191	137,152	420	137,572

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$30,097	$16,923

Adjustments to reconcile net income to net cash provided by operating activities:
Allowance (Reversal of allowance) for doubtful accounts	312	262
Depreciation and amortization	870	1,004
Amortization of right-of-use assets	402	281
Deferred income tax expense (benefit)	(461)	25
Share-based compensation	2,585	189
Gains on disposal of a subsidiary	-	(26)
Amortization of loan origination fees	-	6
Change in fair value of warrant liability	(18,213)	(155)
Changes in assets and liabilities
Accounts receivable	(9,385)	(33,971)
Prepayment and other assets	(7,386)	(27,034)
Unamortized produced content	(536)	(144)
Accounts payable	2,210	28,713
Advances from customers	(73)	(359)
Accrued liabilities and other payables	(1,287)	981
Other taxes payable	245	1,742
Operating lease liabilities	(386)	(324)
Net cash provided by operating activities	(1,006)	(11,887)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(10)	(62)
Prepayments for acquisition of intangible assets	(984)
Payments for short term investment		1,746
Net cash used in investing activities	(994)	1,684

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	4,299	(124)
Repayments to related Parties	-	(232)
Proceeds from direct offerings	-	12,885
Cash acquired from the acquisition of TKK	23
Net cash (used in) provided by financing activities	4,322	12,529

Effect of exchange rate changes	(185)	254

Net increase in cash and cash equivalents	2,137	2,580
Cash and cash equivalents, at beginning of year	6,919	17,731
Cash and cash equivalents, at end of year	$9,056	$20,311

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$86	$169
Right of use assets obtained in exchange for operating lease obligations	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and General

GS Holdings was a blank check company incorporated in the Cayman Islands on February 5, 2018 under the former name TKK. GS Holdings was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The registration statements for TKK’s Initial Public Offering (“Initial Public Offering”) were declared effective on August 15, 2018.

Reverse recapitalization

On February 14, 2020, GS Holdings consummated the transaction (the “Business Combination”) contemplated by the Share Exchange Agreement dated as of September 6, 2019, as amended (“Share Exchange Agreement”), by and among the Company, Glory Star New Media Group Limited, a Cayman Islands exempted company (“Glory Star”), Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company (“WFOE”) incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by Glory Star, Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC (“Xing Cui Can”), Horgos Glory Star Media Co,. Ltd. (“Horgos”), a limited liability company incorporated in the PRC, each of Glory Star’s shareholders (collectively, the “Sellers”), TKK Symphony Sponsor 1, the Company’s sponsor (the “Sponsor”), in the capacity as the representative from and after the closing of the Business Combination for GS Holdings’ shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers thereunder, pursuant to which GS Holdings acquired 100% of the equity interests of Glory Star from the Sellers. As a result of the Business Combination, Sellers became the controlling shareholders of the Company. The Business Combination was accounted for as a reverse merger, wherein Glory Star is considered the acquirer for accounting and financial reporting purposes and the transaction was treated as a reverse recapitalization of Glory Star.

Upon closing of the Business Combination (the “Closing”), the Company acquired all of the issued and outstanding securities of Glory Star in exchange for (i) 41,204,025 of the Company’s ordinary shares (“Closing Payment Shares”), of which 2,060,201 of the Closing Payment Shares shall be deposited into escrow to secure certain indemnification obligations of the Sellers, plus (ii) earn out payments consisting of up to an additional 5,000,000 of the Company’s ordinary shares if the Company meet certain financial performance targets for the 2019 fiscal year and an additional 5,000,000 of the Company’s ordinary shares if the Company meet certain financial performance targets for the 2020 fiscal year (the “Earn Out Shares”). In the event that a financial performance target is not met for the 2019 fiscal year and/or 2020 fiscal year but the Company meet certain financial performance targets for the 2019 fiscal year and 2020 fiscal year combined, the Sellers will be entitled to receive any Earn Out Shares that they otherwise did not receive.

After giving effect to the Business Combination and the issuance of the Closing Payment Shares described above, there are 49,767,866 of the Company’s ordinary shares issued and outstanding.

The reverse recapitalization is equivalent to the issuance of securities by Glory Star for the net monetary assets of TKK, accompanied by a recapitalization. Glory Star would credit equity for the fair value of the net assets of TKK. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements, are presented as Glory Star’s and recognized and measured at their pre-combination carrying amounts.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization of Glory Star Group

On November 30, 2018, Glory Star was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On December 18, 2018, Glory Star New Media Group HK Limited (“Glory Star HK”) was established as a wholly-owned subsidiary formed in accordance with laws and regulations of Hong Kong. Glory Star HK is a holding company and holds all the equity interests of Glory Star New Media (Beijing) Technology Co., Ltd.(“WFOE”), which was established in the PRC on March 13, 2019.

Xing Cui Can was incorporated in Beijing on September 7, 2016 under the laws of the People’s Republic of China (“PRC” or “China”). It is a holding company with no business operation.

Horgos was incorporated in Horgos Economic District, Xinjiang province, China on November 1, 2016 under the laws of the People’s Republic of China (“PRC” or “China”). Horgos is a leading provider and operator of premium lifestyle content through mobile internet in China.

Horgos formed some subsidiaries in PRC at the following dates:

●	Glory Star Media (Beijing) Co., Ltd. (“Glory Star Beijing”), a company incorporated on December 9, 2016 in Beijing is wholly owned by Horgos.

●	Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”), a company incorporated on March 28, 2016 in Beijing is wholly owned by Horgos.

●	Horgos Glary Prosperity Culture Co., Ltd. (“Glary Prosperity”), was incorporated on December 14, 2017 in Horgos Economic District, Xinjiang province and 51% of its shareholding was acquired by Horgos. Horgos Glary Wisdom formed a branch of Horgos Glary Prosperity Culture Co., Ltd. Beijing Branch (“Glary Prosperity Beijing Branchy”) on May 8, 2018.

●	Shenzhen Leshare Investment Co., Ltd. (“Shenzhen Leshare”), a company incorporated on June 27, 2018 in ShenZhen, Guangdong province is wholly owned by Horgos. Shenzhen Leshare is dormant as of December 31, 2018.

●	Horgos Glary Wisdom Marketing Planning Co., Ltd. (“Horgos Glary Wisdom”) was incorporated on June 13, 2018 in Horgos Economic District, Xinjiang province and 51% of its shareholding was acquired by Horgos. Horgos Glary Wisdom formed a subsidiary as Glary Wisdom (Beijing) Marketing Planning Co., Ltd. (“Beijing Glary Wisdom”) on September 10, 2018. On February 5, 2021, we sold the 51% ownership of Horgos Glary Wisdom Marketing Planning Co., Ltd (“Wisdom”) held by Horgos Glory Star Media Co., Ltd (“Horgos”) to Mr. Feng Zhao, who held 49% ownership of Wisdom. Upon the consummation of the sale of Wisdom, Horgos ceased to hold shares in Wisdom and Wisdom was no longer a majority controlled subsidiary of Horgos. As a result, the Company recognized a gain of US$25.6 on disposal of Wisdom for the six months ended June 30, 2021.

●	Glory Star (Horgos) Media Technology Co., Ltd (“Horgos Technology”) was incorporated on September 9, 2020 in Horgos Economic District, Xinjiang province and is wholly owned by Horgos.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

In September 2019, WFOE has entered into a series of contractual arrangements with (i) Xing Cui Can and its shareholders, and (ii) Horgos and its shareholders, which allow Glory Star to exercise effective control over Xing Cui Can and Horgos and receive substantially all the economic benefits of Xing Cui Can and Horgos (the “VIEs”). These contractual agreements include Business Cooperation Agreement, Exclusive Option Agreement, Share Pledge Agreement, Proxy Agreement and Power of Attorney and Master Exclusive Service Agreement (collectively “VIEs Agreements”). Glory Star together with its wholly-owned subsidiary Glory Star HK and WFOE and its VIEs and VIEs’ subsidiaries were effectively controlled by the same shareholders after the reorganization.

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Glory Star Beijing is considered a foreign-invested enterprise. To comply with PRC laws and regulations, Glory Star primarily conducts its business in China through Xing Cui Can and Horgos and its subsidiaries, based on a series of contractual arrangements. The following is a summary of the contractual arrangements that provide Glory Star with effective control of Glory Star’s VIEs and VIEs’ subsidiaries and that enables it to receive substantially all the economic benefits from its operations.

Each of the VIEs Agreements is described in detail below:

Business Cooperation Agreement

WFOE entered into separate business cooperation agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019, pursuant to which (1) each VIE shall not enter into any transaction which may materially affect such VIE’s assets, obligations, rights and operations without the written consent of WFOE; (2) each VIE and the VIE shareholders agrees to accept suggestions by WFOE in respect of the employment and dismissal of such VIE’s employees, daily operations, dividend distribution and financial management of such VIE; and (3) the VIE and the VIE shareholders shall only appoint individuals designated by WFOE as the director, general manager, chief financial officer and other senior management members. In addition, each of the VIE shareholders agree that (i) unless required by WFOE, will not make any decisions or otherwise request the VIE to distribute any profits, funds, assets or property to the VIE shareholders, (ii) or issue any dividends or other distribution with respect to the shares of the VIE held by the VIE shareholders. The term of each of these business cooperation agreements are perpetual unless terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or its designee).

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Exclusive Option Agreement

WFOE entered into a separate exclusive option agreement with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to these exclusive option agreements, the VIE shareholders have granted WFOE (or its designee) an option to acquire all or a portion of each of their equity interests in the VIEs at the price equivalent to the lowest price then permitted under PRC law. If the equity interests are transferred in installments, the purchase price for each installment shall be pro rata to the equity interests transferred. WFOE may, at its sole discretion, at any time exercise the option granted by the VIE shareholders. Moreover, WFOE may transfer such option to any third party. The VIE shareholders may not, among other obligations, change or amend the articles of association and bylaws of the VIE, increase or decrease the registered capital of the VIEs, sell, transfer, mortgage or dispose of their equity interest in any way, or incur, inherit, guarantee or assume any debt except for debts incurred in the ordinary course of business unless otherwise expressly agreed to by WFOE, and enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by WFOE. The term of each of these exclusive option agreements is 10 years and will be extended automatically for successive 5-year terms except where WFOE provides prior written notice otherwise. The exclusive option agreements may be terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or its designee).

Share Pledge Agreement

WFOE entered into a separate share pledge agreement with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to these share pledge agreements, the VIE shareholders have pledged all of their equity interests in the VIEs as priority security interest in favor of WFOE to secure the performance of the VIEs and their shareholders’ performance of their obligations under, where applicable, (i) Master Exclusive Service Agreement, (ii) Business Cooperation Agreement, and (iii) the Exclusive Option Agreement (collectively the “Principal Agreements”). WFOE is entitled to exercise its right to dispose of the VIE shareholders’ pledged interests in the equity of the VIE in the event that either the VIE shareholders or the VIE fails to perform their respective obligations under the Principal Agreements. The equity pledges on the VIE’s equity interests are in the process of being registered with the Market Supervision Administration Authority in China. The equity pledge agreements will remain in full force and remain effective until the VIE and the VIE shareholders have satisfied their obligations under the Principal Agreements.

Proxy Agreement and Power of Attorney

WFOE entered into a separate Proxy Agreement and Power of Attorney with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to the proxy agreement and power of attorney, each VIE shareholders irrevocably nominates and appoints WFOE or any natural person designated by WFOE as its attorney-in-fact to exercise all rights of such VIE equity holder has in such VIE, including, but not limited to, (i) execute and deliver any and all written decisions and to sign any minutes of meetings of the board or shareholder of the VIE, (ii) to make shareholder’s decision on any matters of the VIE, including without limitations, the sale, transfer, mortgage, pledge or disposal of any or all of the assets of the VIE, (iii) to sell, transfer, pledge or dispose of any or all shares in the VIE, (iv) to nominate, appoint, or remove the directors, supervisors and senior management members of the VIE when necessary, (v) to oversee the business performance of the VIE, (vi) to have full access to the financial information of the VIE, (vii) to file any shareholder lawsuits or to take other legal actions against the VIE’s directors or senior management members, (viii) to approve annual budget or declare dividends, (ix) to manage and dispose of the assets of the VIE, (x) to have the full rights to control and manage the VIE’s finance, accounting and daily operations, (xi) to approve filing of any documents with the relevant governmental authorities or regulatory bodies, and (xii) any other rights provided by the VIE’s charters and/or the relevant laws and regulations on the VIE shareholders. The proxy agreement and power of attorney shall remain in effect during the term of the Exclusive Service Agreement.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Confirmation and Guarantee Letter

Each of the VIE shareholders signed a confirmation and guarantee letter in September 2019, pursuant to which each VIE equity holder agreed that to fully implement the arrangements set forth in the Principal Agreements, Share Pledge Agreement, and the Proxy Agreement and Power of Attorney, and agrees to not carry out any act which may be contrary to the purpose or intent of such agreements.

Master Exclusive Service Agreement

WFOE entered into separate exclusive service agreement with Xing Cui Can and Horgos in September 2019, pursuant to which WFOE provides exclusive technology support and services, staff training and consultation services, public relation services, market development, planning and consultation services, human resource management services, licensing of intellectual property, and other services as determined by the parties. In exchange, the VIEs pay service fees to WFOE equal to the pre-tax profits of the VIEs less (i) accumulated losses of the VIEs and their subsidiaries in the previous financial year, (ii) operating costs, expenses, and taxes, and (iii) reasonable operating profit under applicable PRC tax law and practices. During the term of these agreements, WFOE has the right to adjust the amount and time of payment of the service fees at its sole discretion without the consent of the VIEs. WFOE (or its service provider) will own any intellectual property arising from the performance of these agreements. The term of each of these exclusive service agreements are perpetual unless terminated by WFOE upon thirty (30) advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or its designee) 10 years under the Option Agreement.

Risks in relation to the VIE structure

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. Glory Star believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Glory Star’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Total assets and liabilities presented on the Company’s Consolidated Balance Sheets and revenue, expense, net income presented on Consolidated Statements of Operations as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are substantially the financial position, operation and cash flow of the Glory Star’s VIEs and subsidiaries of VIEs. Glory Star has not provided any financial support to VIEs for the six months ended June 30, 2020 and 2021. The following financial statements amounts and balances of the VIEs and VIEs’ subsidiaries were included in the consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the six months ended June 30, 2020 and 2021:

	December 31,	June 30,
	2020	2021

Total assets	$143,356	$194,019
Total liabilities	$37,095	$69,012

	For the Six Months Ended June 30,
	2020	2021

Total revenues	$29,408	$71,896
Net income	$15,267	$17,617

Net cash used in operating activities	$(959)	$(7,755)
Net cash (used in) provided by investing activities	$(994)	$1,684
Net cash provided by (used in) by financing activities	$4,322	$(356)

The Company believes that there are no assets in the VIEs that can be used only to settle specific obligations of the VIEs, except for the registered capital of the VIEs and non-distributable statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, allowance for unamortized production content, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance for deferred tax assets and revenue recognition. Actual results could differ from those estimates.

(c) Fair value Measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepayment and other current assets, short-term bank loans, accounts payable, advances from customers, accrued liabilities and other payables and other taxes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Cash and cash equivalents

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of December 31, 2020 and June 30, 2021, cash balances are $17,731 and $ 20,311, respectively, which are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(e) Short-term investment

Short-term investment represents the investment in structural deposits in a financial institution in the PRC which are redeemable at the option of the Company on any working day. The Company accounts for all highly liquid investments with original maturities of greater than three months, but less than 12 months as short-term investments. Interest income are included in earnings.

(f) Accounts Receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

(g) Unamortized produced content

Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the six months ended June 30, 2020 and 2021, $10,613 and $3,241 were amortized to the cost of sales, respectively, and as of December 31, 2020 and June 30, 2021, no impairment allowance was recorded.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Electric equipment	3 Years
Office equipment and furniture	3 - 5 Years
Leasehold improvement	Shorter of useful life or lease term

(i) Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents software related to CHEERS App, a mobile application that allows its users to access its online store (e-Mall), video content, live streaming, and online games. The software is acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

(j) Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the six months ended June 30, 2020 and 2021.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company has adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2020 and June 30, 2021.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(l) Advances from customers

Advances from customers amounted to $609 and $256 at December 31, 2020 and June 30, 2021, respectively, which represent advance payment received from our customers for goods or services that had not yet been provided.

The Company will recognize the advances as revenue when it has transferred control of the goods or services to which the advances relate, and has no obligation under the contract to transfer additional goods or services.

(m) Value Added Tax

Horgos and its China subsidiaries are subject to VAT for providing services and sales of products.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided and sales of products (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Revenue Recognition

The Company early adopted the new revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, on January 1, 2017. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from the copyright licensing of self-produced content, advertising and customized content production and others. Revenue recognition policies are discussed as follows:

Copyright revenue

The Company self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, the Company signs a contract with a customer which requires the Company to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by the Company, the Company satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress of the number of episodes delivered.

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by Glory Star Group with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

Advertising revenue

The Company generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. The Company enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Revenue Recognition (cont.)

For the contracts that involve the third-party advertising agencies, the Company is principal as the Company is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, the Company receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, the Company commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. The Company satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 6 to 9 months. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require the Company to issue VAT invoices in order to make their payments.

Customized content production revenue

The Company produces customized short streaming videos according to its customers’ requirement, and earns fixed fees based on delivery. Revenue is recognized upon the delivery of short streaming videos.

CHEERS E-mall marketplace service revenue

The Company through CHEERS E-mall, an online e-commerce platform, enables third-party merchants to sell their products to consumers in China. The Company charges fees for platform services to merchants for sales transactions completed on the Cheer E-Mall including but not limited to products displaying, promotion and transaction settlement services. The Company does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as the difference between the platform sales price and the settlement price with the merchants. CHEERS E-mall marketplace service revenue is recognized at a point of time when the Company’s performance obligation to provide marketplace services to the merchants are determined to have been completed under each sales transaction upon the consumers confirming the receipts of goods. Payments for services are generally received before deliveries.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Revenue Recognition (cont.)

The Company provides coupons to consumers at our own discretion as incentives to promote CHEERS E-mall marketplace with validity usually around or less than one week, which can only be used in future purchases of eligible merchandise offered on CHEERS E-mall to reduce purchase price that are not specific to any merchant. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered consideration payable to customers. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, the Company does not accrue any expense for coupons when granted and recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made.

Other Revenues

Other revenue primarily consists of copyrights trading of purchased and produced TV-series and the sales of products on Taobao platform. For copyright licensing of purchased and produced TV-series, the Company recognize revenue on net basis at a point of time upon the delivery of master tape and authorization of broadcasting right. For sales of product, the company recognize revenue upon the transfer of products according to the fixed price and production amount in sales orders.

The following table identifies the disaggregation of our revenue for the six months ended June 30, 2020 and 2021, respectively:

	For the Six Months Ended June 30,
	2020	2021

Category of Revenue:
Advertising revenue	$23,316	$67,673
Customized content production revenue	510	823
Copyrights revenue	2,270	485
CHEERS e-Mall marketplace service revenue	402	2,712
Other revenue	2,910	203
Total	$29,408	$71,896

Timing of Revenue Recognition:
Services transferred over time	$28,763	$68,981
Services transferred at a point in time	243	203
Goods transferred at a point in time	402	2,712
Total	$29,408	$71,896

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company does not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o) Cost of revenues

Cost of revenues consists primarily of production cost of TV series, short stream video and live streaming, labour cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of the Company’s online game and shopping platform CHERRS App such as bandwidth cost and amortization of intangible assets.

(p) Share-based compensation

The Company periodically grants restricted ordinary shares to eligible employees and non-employee consultants. The Group accounts for share-based awards issued to employees and non-employee consultants in accordance with ASC Topic 718 Compensation – Stock Compensation. The share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using the straight line method over the requisite service period, which is the vesting period.

Share-based compensation in relation to the restricted ordinary shares is measured based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based restricted shares. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

(q) Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2020 and June 30, 2021.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,364). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of June 30, 2021, the tax years ended December 31, 2017 through June 30, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r) Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests.

(s) Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income/(loss) attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the six months ended June 30, 2020 and 2021.

(t) Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

(u) Concentration and Credit Risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2020 and June 30, 2021, $17,730 and $ 20,311 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Concentration and Credit Risk (cont.)

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended June 30, 2020 and 2021, a major customer accounted for 17% and 13% of the Company’s total revenue, respectively. The top five customers accounted for 74% of net accounts receivable as of June 30, 2020, with each customer representing 18%, 16%, 16%, 13% and 11% of the net accounts receivable balance, respectively. As of June 30, 2021, the top five customers accounted for 68% of net accounts receivable, with each customer representing 17%, 15%, 14%, 11% and 11% of the net accounts receivable balance.

For the six months ended June 30, 2020 and 2021, one major supplier both accounted for 48% of accounts payable.

(v) Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of subsidiaries, VIEs and VIEs’ subsidiaries located in China is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2020 and June 30, 2021 were translated at RMB 6. 5250 to $1.00 and at RMB 6.4566 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the six months ended June 30, 2020 and 2021 were RMB 7.0322 to $1.00 and RMB 6.4702 to $1.00, respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance effective January 1, 2021, but the adoption of this guidance doesn’t have a material impact on the consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2020 and June 30, 2021, accounts receivable consisted of the following:

	December 31, 2020	June 30, 2021

Accounts receivable - gross	$81,996	$116,907
Allowance for doubtful accounts	(886)	(1,156)
Accounts receivables, net	$81,110	$115,751

The Company accrued allowances of $289 and $270 for the six months ended June 30, 2020 and 2021.

4. PREPAYMENT AND OTHER ASSETS

As of December 31, 2020 and June 30, 2021, prepayment and other assets consisted of the following:

	December 31, 2020	June 30, 2021

Prepayment for outsourced production cost	$1,052	$5,777
Prepayment for co-produced TV series	17,464	21,172
Advances to vendors	4,544	23,259
Staff advance	15	118
Others	116	226
Subtotal	23,191	50,552
Less: allowance for doubtful accounts	-	(34)
Prepayment and other assets, net	$23,191	$50,518
Including:
Prepayment and other current assets, net	$2,544	$25,384
Prepayment and other non-current assets, net	$20,647	$25,134

5. PROPERTY AND EQUIPMENT, NET

As of December 31, 2020 and June 30, 2021, property and equipment consisted of the following:

	December 31, 2020	June 30, 2021

Electronic equipment	$821	$893
Office equipment and furniture	77	78
Leasehold improvement	110	200
	1,008	1,171
Less: accumulated depreciation	(757)	(902)
	$251	$269

For the six months ended June 30, 2020 and 2021, depreciation expense amounted to $144 and $145 respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

6. INTANGIBLE ASSETS, NET

As of December 31, 2020 and June 30, 2021, intangible assets consisted of the following:

	December 31, 2020	June 30, 2021

Intangible assets – gross	$18,002	$18,193
Less: accumulated amortization	(2,370)	(3,353)
	$15,632	$14,840

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting e-mall, online game, video media library and data warehouse modules, etc., acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

For the six months ended June 30, 2020 and 2021, amortization expense amounted to $763 and $1,019, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2021:

2021	$1,241
2022	2,596
2023	2,596
2024	2,596
Thereafter	5,811
Total	$14,840

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2020 and June 30, 2021, accrued liabilities and other payables consisted of the following:

	December 31, 2020	June 30, 2021

Borrowing from former shareholder (1)	$1,226	$1,084
Payable to merchants of Cheers e-Mall (2)	7,373	8,645
Co-invest online series production fund	793	799
Payroll payables	1,525	1,633
Other payables	374	232
	$11,291	$12,393

(1)	Borrowing from former shareholder represented the loan from Lead Eastern Investment Co., Ltd, who was the related party of the Company until October 26, 2018.

(2)	Payable to merchants of Cheers e-Mall related to cash received on behalf of the merchants in advance, for which the related transactions have not been completed.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

8. OTHER TAXES PAYABLE

As of December 31, 2020 and June 30, 2021, other taxes payable consisted of the following:

	December 31, 2020	June 30, 2021

VAT payable	$5,377	$9,218
Income tax payable	1,930	-
Business tax payable	561	490
Others	26	15
	$7,894	$9,723

9. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2020 and June 30, 2021, bank loans consisted of the following:

	December 31, 2020	June 30, 2021
Short-term bank loans:
Loan from Bank of Beijing (1)	$452	$461
Loan from China Merchants Bank (2)	3,023	3,080
Loan from Huaxia Bank (3)	152	-
Loan from Xiamen International Bank (4)	1,533	1,549
	5,160	5,090
Long-term bank loan:
Loan from Huaxia Bank	1,374	1,394
	$6,534	$6,484

(1)

On December 9, 2020, Glory Star Beijing entered into a loan agreement with Bank of Beijing to borrow $465 as working capital for one year, with maturity date of December 9, 2021. The loan bears a fixed interest rate of 4.76% per annum. The Company incurred guarantee fee in the amount of $8 for the loan of which the unamortized balance was $4 as of June 30, 2021. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.57% as of June 30, 2021. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Horgos and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS (cont.)

(2)

In December 2020, Glory Star Beijing entered into a loan agreement with China Merchants Bank to borrow $1,549 as working capital for one year, with maturity date of December 29, 2021. The loan bears a fixed interest rate of 4.45% per annum. The Company incurred guarantee fee in the amount of $35 for the loan of which the unamortized balance was $18 as of June 30, 2021. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.89% as of June 30, 2021.

In March 2020, Glory Star Beijing entered into another two-year credit facility agreement of maximum $1,549 with China Merchants Bank. On March 27, 2020, Glory Star Beijing made a withdraw of $1,549, which was due on March 26, 2021. The loan bears a fixed interest rate of 4.3%. The loan was fully repaid in March, 2021. The same amount of loan was reissued on the same date with a fixed interest rate of 4.3%. The loan will be due in March, 2022.

The above loans are guaranteed by Beijing Zhongguancun Sci-tech Financing Guarantee Co., Ltd, for whom a counter guarantee was provided by Horgos, Mr. Zhang Bing, the Chairman of the Company’s board of directors, and Mr. Lu Jia, the Vice President of the Company.

(3)	In March, 2020, Glory Star Beijing entered into a loan agreement with Huaxia Bank to borrow $152 as working capital for one year. The loan bears a fixed interest rate of 6.09% per annum. The Company incurred guarantee fee in the amount of $3 for the loan’s short-term portion of which the unamortized balance was $0 as of June 30, 2021. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 8.13%. The loan was repaid in March, 2021. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. Horgos provided counter-guarantee to Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd with accounts receivable from Beijing iQYI Technology Co., Ltd. pledged as collateral and Mr. Zhang Bing, the Chairman of the Company’s board of directors, provided the additional guarantee.

(4)	On September 29, 2020, Leshare Beijing entered into a two-year credit facility agreement of maximum $1,084 and a one-year credit facility agreement of maximum $465 with Xiamen International Bank, respectively. On September 30, 2020, Leshare Beijing withdrew $1,084 and $465, respectively, both with maturity date of March 29, 2021. These loans bear fixed interest rate of 6.0% and 5.5% respectively. Both loans were repaid in March, 2021 and were reissued on the same date with the fixed interest rate of 6.0% and 5.5% respectively. The loans will be due in September, 2021. These loans are guaranteed by Horgos, and Mr. Zhang Bing, the Chairman of the Company’s board of directors

The weighted average interest rate for bank loans was approximately 6.72% and 7.03% for the six months ended June 30, 2020 and 2021, respectively. For the six months ended June 30, 2020 and 2021, interest expense related to bank loans amounted to $192 and $250 respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

10. LEASES

The Company leases offices space under non-cancelable operating leases, with terms ranging from one to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	December 31, 2020	June 30, 2021

Right-of-use assets	$1,689	$1,426

Operating lease liabilities - current	$385	$349
Operating lease liabilities - non-current	1,386	1,116
Total operating lease liabilities	$1,771	$1,465

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of June 30, 2021:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.61
Weighted average discount rate	5.55%

For the six months ended June 30, 2020 and 2021, the Company incurred total operating lease expenses of $241 and $248, respectively.

The following is a schedule, by fiscal years, of maturities of lease liabilities as of June 30, 2021:

2021	$279
2022	417
2023	458
2024	458
Total lease payments	1,612
Less: imputed interest	147
Present value of lease liabilities	$1,465

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

11. RELATED PARTY TRANSACTIONS

Amounts due to Related Parties

As of December 31, 2020 and June 30, 2021, amounts due to related parties consisted of the following:

	December 31, 2020	June 30, 2021

Mr.Wang jian (1)	230	-
TKK Symphony Sponsor 1	500	-
	$730	$-

(1)	Legal representative, Director, and General Manager of Glary Prosperity

The balances of $730 and $0 as of December 31, 2020 and June 30, 2021, respectively, were borrowed from related parties for the Company’s working capital needs. The balances are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Convertible promissory note – related party

On February 14, 2020, GS Holdings entered into an amended and restated promissory note with the Sponsor (the “Amended Sponsor Note”) to extend the maturity date from the closing of the Business Combination to a date that is one year from the closing of the Business Combination. In addition, under the Amended Sponsor Note, TKK granted the Sponsor the right to convert the current outstanding balance of $1,400 under the Amended Sponsor Note to GS Holdings’ ordinary shares at the conversion price equal to the volume-weighted average price of GS Holdings’ ordinary shares on Nasdaq or such other securities exchange or securities market on which GS Holdings’ ordinary shares are then listed or quoted, for the ten trading days prior to such conversion date; provided, however, the conversion price shall not be less than $5.00. On February 14, 2021, which is the maturity date of the Amended Sponsor Note, the Amended Sponsor Note automatically converted into 280,000 of GS Holdings’ ordinary shares at a conversion price of $5.00 per share.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES

Cayman Islands

GS Holdings and Glory Star are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, GS Holdings and Glory Star are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

WFOE, Horgos, Glory Star Beijing, Beijing Leshare, Horgos Glory Prosperity, Shenzhen Leshare, Horgos Glary Wisdom, Beijing Glory Wisdom, Horgos Technology and Xing Cui Can were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. For the six months ended June 30, 2020 and 2021, Beijing Glary Wisdom was recognized as small low-profit enterprise, enjoying the income tax preferential rate of 5% and 2.5% for taxable income less than 1 million respectively, and 10% of taxable income more than 1 million and less than 3 million.. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom are subject to a preferential income tax rate of 0% for a period from 2017 to 2020 , and Horgos Technology is subject to a preferential income tax rate of 0% for a period from 2020 to 2024, as they are all incorporated in the Horgos Economic District, Xinjiang province.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Six Months Ended June 30
	2020	2021

Net income before provision for income taxes	$29,633	$16,948
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	7,408	4,237

Expenses not deductible for tax purpose	935	120
Changes in valuation allowance	2	-
Effect of warrant liability revaluation	(4,553)	(39)
Effect of preferential tax rates granted to the PRC entities (a)	(3,328)	(4,343)
Income tax expense (benefit)	$464	$(25)
Effective income tax rate	1.57%	(0.15)%

(a)	The Company’s subsidiary Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom are subject to a preferential income tax rate of 0% for a period from 2017 to 2020 , and Horgos Technology is subject to a preferential income tax rate of 0% for a period from income tax from 2020 to 2024. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the six months ended June 30, 2020 and 2021, the tax saving as the result of the favorable tax rate amounted to $3,328 and $4,343, respectively, and per share effect of the favorable tax rate were $0.07 and $0.07.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of December 31, 2020 and June 30, 2021, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that give rise to deferred tax asset as of December 31, 2020 and June 30, 2021 was as follows:

	December 31, 2020	June 30, 2021

Deferred tax assets:
Allowance for doubtful accounts	$133	$107
Net operating loss carry forwards	627	636
Total deferred tax assets, net	$760	$743

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of December 31, 2020 and June 30, 2021.

13. SHARE-BASED COMPENSATION TO EMPLOYEES

On February 14, 2020, the board of directors of the Company approved 2019 Equity Incentive Plan (“2019 Plan”), which allows for the award of stock and options, up to 3,732,590 ordinary shares to its employees, directors and consultants. The per share exercise price for the ordinary shares to be issued pursuant to exercise of an option will be no less than 100% or 110% of the fair market value per ordinary share on the date of grant.

On March 13, 2020, three independent directors of the Company entered into the independent director agreements and restricted stock award agreements (“Award Agreement”) with the Company. Pursuant to the Award Agreement, during the term of service as a director of the Company, each independent director of the Company shall be entitled to a fee of $2 per month ($24 per year) and 2,000 ordinary shares of the Company per year of service. On March 13, 2020, the Company granted each independent director 2,000 shares pursuant to the Award Agreement under the Company’s 2019 Plan. All of the Shares vest upon the date of grant.

On May 29, 2020, the Company granted executive officers and key employees 1,585,000 shares pursuant to the Award Agreement under the Company’s 2019 Plan. 50% shares vest immediately on the date of grant, and 50% shares vest on the date that is 90 days from the date of grant, subject to each person’s continued employment. All of the shares vest as of December 31, 2020 except for 24,000 shares cancelled due to two employees’ resignation from the Company.

On September 15, 2020, the Company entered into an independent director agreement with Mr. Ke Chen (“Chen Agreement”). Under the Chen Agreement, Mr. Chen will receive annual compensation in the amount of $2 per month ($24 per year), plus reimbursement of expenses, and 2,000 ordinary shares of the Company per year of service. On September 14, 2020, the Company granted Mr. Chen 2,000 Shares pursuant to the terms of the restricted stock award agreement under the Company’s 2019 Equity Incentive Plan. 100% of the Shares shall fully vest on September 14, 2021. In March, 2021, the Company issued 2,000 Shares subject to vesting.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

13. SHARE-BASED COMPENSATION TO EMPLOYEES (cont.)

A summary of the restricted ordinary shares activities for six months ended June 30, 2020 and 2021 is presented below.

	Number of shares	Weighted average grant date fair value
		US$
December 31, 2019	-	-
Granted	1,591,000	3.19
Forfeited or canceled	-	-
Vested	798,500	3.19
June 30, 2020	792,500	3.19

	Number of shares	Weighted average grant date fair value
		US$
December 31, 2020	2,000	3.01
Granted	-	-
Forfeited or canceled	-	-
Vested	-	-
June 30, 2021	2,000	3.01

Compensation expense recognized for restricted ordinary shares for the six months ended June 30, 2020 and 2021 was $2,585 and $189 respectively, and it was all allocated to General and administrative.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2020 and June 30, 2021, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each share.

The Company engaged EarlyBirdCapital as an advisor (the “Original Marketing Agreement”) in connection with a Business Combination to assist the Company in locating target businesses, holding meetings with its shareholders to discuss a potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company agreed to pay EarlyBirdCapital a cash fee equal to $8,750 for such services upon the consummation of a Business Combination (exclusive of any applicable finders’ fees which might become payable). The Company also agreed to pay EarlyBirdCapital a cash fee equal to 1.0% of the transaction value if EarlyBirdCapital located the target business with which the Company consummated a Business Combination.

In connection with the Business Combination, on February 14, 2020, the Company entered into a Business Combination Marketing Agreement Fee Amendment (the “Fee Amendment”) with EarlyBirdCapital whereby EarlyBirdCapital agreed to amend the Original Marketing Agreement. Under the Fee Amendment, EarlyBirdCapital agreed to reduce its fee of $8,750 due under the Original Agreement and forgo reimbursement of expenses in exchange for a convertible promissory note in the amount of $4,000 without interest (“EBC Note”). The EBC Note is for a period of one year and is convertible, at EarlyBirdCapital’s option, into the Company’s ordinary shares at the conversion price equal to the volume-weighted average price of the Company’s ordinary shares on Nasdaq or such other securities exchange or securities market on which the Company’s ordinary shares are then listed or quoted, for the ten trading days prior to such conversion date; provided, however, the conversion price shall not be less than $5.00 (the “Floor Price”). On March 26, 2020, the EBC Note was converted into the 800,000 of Company’s ordinary shares.

The Company entered into a contract for marketing promotion services with Shenzhen Quandu Advertising Co. Ltd. (hereinafter referred to as “Quandu Advertising”) to expand the advertising market in South China to strive for more market share. Quandu Advertising is a company dedicated in expansion of advertising business. It has long been committed to the southern regions of China, including Shenzhen, Guangdong, Fujian, Hunan and Hubei provinces, and has very extensive resources and established long-term cooperative relations with consumer, telecommunication and medical enterprises. The service term is valid for 12 months, from March 2020 to March 2021. According to the contract, the Company compensated Quandu Advertising for its services hereunder by issuing 125,000 shares valued at US$2.45 per share on March 13, 2020.

Since listing on NASDAQ, the Company is striving to expand new areas of business growth and seek cooperation and merger and acquisition of assets. For this purpose, the Company and Shenzhen Yijincheng Business Consulting Co., Ltd. (hereinafter referred to as “Yijincheng”) entered into an agreement to assist in acquiring media and content assets and seeking partners. Yijincheng is a company focusing on conducting business consulting and providing merger and acquisition services for listed companies. The service term is valid for 9 months, from March 2020 to December 2020. According to the contract, the Company compensated Yijincheng for its services hereunder by issuing 200,000 shares of the company’s ordinary shares valued at US$2.45 per share on March 13, 2020.

Following the completion of the 2019 fiscal year, and in accordance with the terms of the Share Exchange Agreement, the Company determined that the 2019 earn out target were met and the Sellers are entitled to the 2019 Earn out Shares. On April 22, 2020, the Company issued an additional 5,000,000 of the Company’s ordinary shares as the 2019 Earn out Shares to the Sellers pursuant to the terms of the Shares Exchange Agreement.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

On May 13,2020, the Company entered into a Consulting and Media Amplification Agreement with Consortium Management, LLC (hereinafter referred to as “Consortium”), pursuant to which the Company agreed to pay up to$300 in cash and issue 112,500 ordinary shares of the Company for the performance of certain services by Consortium for the Company. Consortium has received $180 in cash and the full 112,500 Shares for services rendered pursuant to the Consulting Agreement. The Company issued to Consortium another 20,000 ordinary shares on October 16, 2020 for settlement payment.

On September 15,2020, the Company entered into a Consultation Agreement with Fortune Path Limited, a British Virgin Islands registered company and issued 100,000 ordinary shares to Xingxian Li, the person designated by Fortune Path Limited, pursuant to the terms and conditions of the Consultation Agreement. The 100,000 ordinary shares of the Company to be issued to the designated Holder of Fortune Path Limited under the Consultation Agreement, valued at $3.12, the closing price of the Company’s ordinary shares on September 15, 2020.

In October 2020, the Company entered into a subscription agreement with Hong Kong Duoku Limited (“Duoku”), pursuant to which the Company will issue 193,986 of ordinary shares at $10.31 per share to Duoku. On November 17, 2020, the Company has completed such issuance of 193,986 ordinary shares at a purchase price of $10.31 per share.

In February 2021, 280,000 ordinary shares issuable upon the conversion of convertible debentures were issued to TKK, at a weighted-average exercise price of $5.00 per share.

On February 22, 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”), as the representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell (i) 3,810,976 ordinary shares of the Company (“Offered Shares”), par value of $0.0001 per share (the “Ordinary Shares”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 3,810,976 Ordinary Shares (the “Warrant Shares”) in an underwritten public offering (the “Offering”). In addition, the Company has granted the Underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 571,646 Ordinary Shares (the “Option Shares”) and Warrants to purchase up to 571,646 Ordinary Shares at the public offering price, less underwriting discounts and commissions. The Offered Shares and Warrants are delivered on February 24, 2021, at a public offering price of $3.28 per share and associated warrant to purchase one ordinary share, as set forth in the Underwriting Agreement, subject to the satisfaction of certain closing conditions.

On March 25, 2021, the underwriters fully exercised and closed on their over-allotment option to purchase an additional 571,646 ordinary shares of the Company, together with warrants to purchase up to 571,646 ordinary shares of the Company in connection with the Company’s underwritten public offering on February 24, 2021. The additional ordinary shares and warrants were sold at the public offering price of $3.28 per ordinary share and associated warrant.

Following the completion of the 2020 fiscal year, and in accordance with the terms of the Share Exchange Agreement, the Company determined that the 2020 earn out target were met and the Sellers are entitled to the 2020 Earn out Shares. In April, 2021, the Company issued an additional 5,000,000 of the Company’s ordinary shares as the 2020 Earn out Shares to the Sellers pursuant to the terms of the Shares Exchange Agreement.

 At December 31, 2020 and June 30, 2021, there were 57,886,352 and 67,550,974 ordinary shares issued and outstanding, respectively.

Public Warrants

Pursuant to the Initial Public Offering, TKK sold 25,000,000 Units at a purchase price of $10.00 per Unit, inclusive of 3,000,000 Units sold to the underwriters on August 22, 2018 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one ordinary share, one warrant (“Public Warrant”) and one right (“Public Right”). Each Public Warrant entitles the holder to purchase one-half of one ordinary share at an exercise price of $11.50 per whole share. Each Public Right entitles the holder to receive one-tenth of one ordinary share at the closing of a Business Combination.

Public Warrants may only be exercised for a whole number of shares. No fractional ordinary shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon the exercise of the Public Warrants is not effective within 90 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

The Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	at any time while the Public Warrants are exercisable;

●	upon no less than 30 days’ prior written notice of redemption to each Public Warrant holder;

●	if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a capitalization of shares, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price or issuance of potential extension warrants in connection with an extension of the period of time for the Company to complete a Business Combination. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

As of December 31, 2020 and June 30, 2021, the Company had 25,000,000 and 29,382,622 of public warrants outstanding respectively.

Rights

Each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination, the Company issued 2,504,330 shares in connection with an exchange of Public Rights.

Statutory reserve

Horgos, Beijing Glory Star, Beijing Leshare, Shenzhen Leshare, Horgos Glary Wisdom, Beijing Glary Wisdom, Glary Prosperity, Horgos Technology and Xing Cui Can operate in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Non-controlling interest

As of December 31, 2020, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Wisdom and 49% equity interest of Glary Prosperity respectively. As of June 30, 2021, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Prosperity.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

15. PRIVATE PLACEMENT WARRANTS

Simultaneously with the closing of the Initial Public Offering, Symphony Holdings Limited (“Symphony”) purchased an aggregate of 11,800,000 Private Placement Warrants at $0.50 per Private Placement Warrant for an aggregate purchase price of $5,900. On August 22, 2018, TKK consummated the sale of an additional 1,200,000 Private Placement Warrants at a price of $0.50 per Private Placement Warrant, generating gross proceeds of $600. Each Private Placement Warrant is exercisable to purchase one-half of one ordinary share at an exercise price of $11.50 per whole share.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. If the Private Placement Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Placement Warrants may not be transferable, assignable or salable until the consummation of a Business Combination, subject to certain limited exceptions.

As of June 30, 2021, the Company had 13,000,000 of private placement warrants outstanding. The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. The change in fair value of the warrant liability was as follows:

Warrant Liability

Estimated fair value at December 31, 2020	$833
Warrant liability assumed from the Business Combination	-
Change in estimated fair value	(155)
Estimated fair value at June 30, 2021	$678

The fair value of the private warrants was estimated using the binomial option valuation model. The application of the binomial option valuation model requires the use of a number of inputs and significant assumptions including volatility. Significant judgment is required in determining the expected volatility of the common share. Due to the limited history of trading of the Company’s common share, the Company determined expected volatility based on a peer group of publicly traded companies. The following reflects the inputs and assumptions used:

For the Six Months Ended June 30, 2021
Stock price	$2.53
Exercise price	$11.50
Risk-free interest rate	0.59%
Expected term (in years)	3.62
Expected dividend yield	-
Expected volatility	48.68%

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

16. SEGMENT INFORMATION

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, including Cheers APP internet business and traditional media businesses. Cheers APP Internet Business generates advertising revenue from broadcasting IP short video, live streaming and APP advertising through Cheer APP and service revenue from Cheers E-mall marketplace. Traditional Media Business mainly contributes the advertising revenue from Cheers TV-series, copyright revenue, customized content production revenue and others. The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Company currently does not allocate assets and share-based compensation for employees to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Company’s operating segment results for the six months ended June 30, 2021:

For the Six Months Ended June 30, 2021
(in thousands of U.S. dollars)
(Unaudited)

Net revenues:
Cheers APP Internet Business	$69,128
Traditional Media Business	2,768
Total segment net revenues	$71,896
Total consolidated net revenues	$71,896
Operating income：
Cheers APP Internet Business	$15,555
Traditional Media Business	847
Total segment operating income	$16,402
Unallocated item*	(189)
Total consolidated operating income	$16,213

*	The unallocated item for the six months ended June 30, 2021 presents the share-based compensation for employees, which is not allocated to segments.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

17. SUBSEQUENT EVENTS

On August 26, 2021, the Company entered into a subscription agreement with an institutional investor for the sale of up to 2,857,142 ordinary shares of the Company (the “Ordinary Shares”) for total gross proceeds of up to approximately $10,000,000 (the “Offering”). Each Ordinary Share will be accompanied by a warrant exercisable to purchase one Ordinary Share at an exercise price of $4.40 per share (the “Warrant”). Each Ordinary Share and Warrant are being sold at a fixed combined purchase price of $3.50. Each warrant will be exercisable immediately, and will expire on the first anniversary of the date of issuance.

On September 2, 2021, Leshare Beijing repaid the $1,549 of short-term bank loan to Xiamen International Bank. On September 6, 2021, Leshare Beijing borrowed a new bank loans with amount of $1,084 from Xiamen International Bank for working capital needs, which bears a fix interest rate of 6.0% with due date on March 5, 2022.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)

Income from operations	$11,466	$16,213
Adjustment: Share-based compensation	2,585	189
Non-GAAP income from operations	$14,051	$16,402

Net income attributable to ordinary shareholders	$30,191	$16,903
Adjustment: Share based compensation	2,585	189
Adjustment: Change in fair value of warrant liability	(18,213)	(155)
Non-GAAP net income attributable to ordinary shareholders	$14,563	$16,937

Weighted average shares used in calculating earnings per ordinary share-basic	50,127,122	62,774,488
Non-GAAP earnings per share	$0.29	$0.27
Weighted average shares used in calculating earnings per ordinary share-diluted	51,452,122	62,774,488
Non-GAAP diluted earnings per share	$0.28	$0.27